Exhibit 4.18

DESCRIPTION OF PRIMO COMMON SHARES

Primo Water Corporation (“Primo”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common shares, no par value per shares. Pursuant to its articles of amalgamation, as amended (its “articles”), Primo is authorized to issue:

•an unlimited number of common shares, no par value per share;
•an unlimited number of first preferred shares issuable in series;
•an unlimited number of first series of first preferred shares designated as Series A Convertible First Preferred Shares;
•an unlimited number of second series of first preferred shares designated as Series B Non-Convertible First Preferred Shares;
•an unlimited number of second preferred shares issuable in series; and
•an unlimited number of first series of second preferred shares designated as convertible, participating voting Second Preferred Shares, Series 1 (the first preferred shares, Series A Convertible First Preferred Shares, Series B Non-Convertible First Preferred Shares, second preferred shares and Second Preferred Shares, Series 1 are collectively referred to as the “preferred shares”).

The following summary describes the material terms of Primo’s common shares but is not complete and is qualified by reference to Primo’s articles, and the second amended and restated by-law no. 2002-1 of Primo, as amended (the “2002-1 by-laws”) and by-law no. 2002-2 of Primo (the “2002-2 by-laws” and together with 2002-1 bylaws, its “by-laws”), as each may be amended from time to time and filed as exhibits to Primo’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Common Shares

The holders of Primo common shares are entitled to one vote per share on all matters to be voted on by the common shareowners. The holders of Primo common shares are not entitled to cumulative voting in the election of directors. Therefore, holders of a majority of the shares voting for the election of directors can elect all directors. Subject to preferences of any outstanding shares of preferred stock, the holders of Primo common shares are entitled to receive ratably any dividends Primo’s board of directors may declare out of funds legally available for the payment of dividends. Dividends may be paid in money, property or by the issuance of fully paid shares of Primo. If Primo is liquidated, dissolved or wound up, the holders of Primo common shares are entitled to share pro rata in all assets remaining after payment of, or provision for, liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of Primo common shares have no pre-emptive rights or rights to convert their common shares into any other securities. There are no redemption or sinking fund provisions applicable to the common shares. All outstanding common shares are fully paid and non-assessable.

Preferred Shares

Pursuant to its articles, Primo’s board of directors has the authority, without further action by the shareowners, to issue an unlimited number of both convertible and non-convertible preferred shares, which it issued in 2014 to finance a portion of the purchase price for an acquisition. All outstanding preferred shares were redeemed in 2015 for cash, and Primo has no plans to reissue those securities.

Pre-emptive Rights

Under Canadian law, a shareowner is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the articles of amalgamation. Primo’s articles do not provide that Primo shareowners are entitled to pre-emptive rights.

Anti-Takeover Effects of Certain Provisions of Primo’s Articles and Primo’s By-laws

Provisions of Primo’s articles, Primo’s by-laws, Primo’s shareholder rights plan and Canadian law could have the effect of delaying or preventing a third party from acquiring Primo, even if the acquisition would benefit

Primo’s shareowners. These provisions may delay, defer or prevent a tender offer or exchange offer or takeover attempt of Primo that a shareowner might consider in the shareowner’s best interest, including those attempts that might result in a premium over the market price for the shares held by Primo shareowners. These provisions are intended to enhance the likelihood of continuity and stability in the composition of Primo’s board of directors and in the policies formulated by the board of directors and to reduce vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of Primo’s outstanding shares, or an unsolicited proposal for Primo’s restructuring or sale of all or part of Primo’s business.

Unlimited Authorized but Unissued Common Shares and Preferred Shares

Unlimited authorized but unissued common shares and preferred shares are available for Primo’s board of directors to issue without shareowner approval. As noted above, the board of directors, without shareowner approval, has the authority under Primo’s articles to issue preferred shares with rights superior to the rights of the holders of common shares. As a result, preferred shares could be issued quickly, adversely affect the rights of holders of common shares and be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. Primo may use the unlimited authorized common shares or preferred shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of Primo’s unlimited authorized but unissued common shares and preferred shares could render more difficult or discourage an attempt to obtain control of Primo by means of a proxy contest, tender offer or exchange offer, merger or other transaction.

Shareowner Action; Special Meetings of Shareowners

Primo’s articles and by-laws provide that no action shall be taken by the shareowners except at an annual or special meeting of the shareowners called in accordance with Primo’s by-laws or by written resolution signed by all shareowners entitled to vote on such resolution at a meeting of the shareowners, subject to a written statement with respect to the subject matter of the resolution submitted by a director or Primo’s auditor in accordance with Canadian law.

Primo’s articles also provide that special meetings of Primo’s shareowners may be called only by Primo’s board of directors, the chairman of the board of directors, the chairman of the executive committee or the president. However, the Canada Business Corporations Act (the “CBCA”) provides that shareowners of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of the shareowners for the purposes stated in such requisition. Upon receiving the requisition, the board of directors shall call a meeting of shareowners, unless (1) the board of directors have set a record date or called for a shareowners’ meeting and notice of this date has been given in accordance with the CBCA, or (2) the business of the meeting stated in the requisition (a) clearly appears to have as its primary purpose the enforcement of a personal claim or redress of a personal grievance against the corporation or its directors, officers or security holders, (b) clearly appears not to relate in a significant way to the business or affairs of the corporation, (c) failed to be presented at a meeting of shareowners, in person or by proxy, despite being included in a management proxy circular at the shareowner’s request, (d) was submitted to shareholders in a management proxy circular or a dissident’s proxy circular and did not receive the prescribed minimum amount of support at the meeting, or (e) appears to indicate that the shareowner is abusing their rights under the CBCA to secure publicity.

Shareholder Rights Plan

Primo is party to a shareholder rights plan agreement, pursuant to which one common share purchase right was issued for each outstanding Primo common share. Upon the occurrence of a transaction or event resulting in the beneficial ownership of 20% or more of the outstanding Primo common shares by one person, other than Primo or a subsidiary of Primo, and subject to certain other exceptions, purchase rights beneficially owned by such acquiring person or its affiliates will become void and the purchase rights (other than those beneficially owned by the acquiring person and its affiliates) entitle the holder to purchase, at a predetermined exercise price, that number of common shares having an aggregate market price equal to twice the exercise price, subject to adjustment in certain circumstances.

The shareholder rights plan must be reconfirmed at every third annual meeting of Primo’s shareowners following the 2018 Annual and Special Meeting of Shareowners or will otherwise terminate on the date of such third annual meeting. Notwithstanding the foregoing, the purchase rights will terminate on the close of business on May 1, 2028.

Advance Notice Requirements for Shareowner Proposals and Director Nominations

Primo’s by-laws provide that shareowners seeking to nominate candidates for election as directors at a meeting of shareowners must provide Primo with timely written notice of their proposal. Primo’s by-laws also specify requirements as to the form and content of a shareowner’s notice. These provisions may preclude shareowners from making nominations for directors at an annual meeting of shareowner.

Amendment to Primo’s Articles and Primo’s By-laws

Under the CBCA, an amendment to the articles of amalgamation generally requires the approval of not less than two-thirds of the votes cast by shareowners who voted in respect of that resolution. The CBCA further provides that, unless the articles, by-laws or a unanimous shareowner agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. When the directors amend or repeal a by-law, they are required to submit the change to the shareowners at the next meeting. Shareowners may confirm, reject, or amend the by-laws amendment or repeal by a resolution passed by a majority of the votes cast by the shareowners who voted in respect of that resolution.

Canadian Law

The CBCA does not contain a comparable provision to Section 203 of the DGCL’s anti-takeover law. However, certain Canadian securities regulatory authorities, including the Ontario Securities Commission, have addressed related party transactions in Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions and Related Company Policy, or “MI 61-101.” In a related party transaction, an issuer acquires or transfers an asset or treasury securities, or assumes or transfers a liability, from or to a related party in one or any combination of transactions. A related party is defined in the policies to include directors, senior officers and holders of at least 10% of the issuer’s voting securities. MI 61-101 requires detailed disclosure in the proxy material sent to security holders in connection with a related party transaction. In addition, subject to certain exceptions, the policies require the proxy material to include a formal valuation of the subject matter of the related party transaction and any non-cash consideration and a summary of the valuation. The policies also require, subject to certain exceptions, that the shareowners of the issuer, other than the related party and its affiliates, separately approve the transaction.